UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    May 28, 2020

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Matters Disclosed on the Internet Website in Relation to

the Convocation of the Ordinary General Meeting of Shareholders

Matters regarding Stock Acquisition Rights

System to Ensure Appropriate Conduct of Operations

Notes to Consolidated Financial Statements

Notes to Non-Consolidated Financial Statements

(From April 1, 2019 to March 31, 2020)

With regard to the information stated above, in accordance with laws, regulations and Article 25 of the Articles of Incorporation, it is disclosed by posting on the company’s website on the Internet (https://www.smfg.co.jp/english/).

Sumitomo Mitsui Financial Group, Inc.

Matters regarding Stock Acquisition Rights

The following is the outline of the stock acquisition rights issued in accordance with the provisions of Article 238 and Article 240 of the Companies Act to Directors (excluding Outside Directors), Corporate Auditors (excluding Outside Corporate Auditors) and Executive Officers of Sumitomo Mitsui Financial Group, Inc. (hereinafter, “the Company”) and its subsidiary Sumitomo Mitsui Banking Corporation (hereinafter, “SMBC”), in consideration of their execution of duties.

	Allotment date of stock acquisition rights	Number of stock acquisition rights	Type and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise price (per share)	Exercise period
First series stock acquisition rights	August 13, 2010	1,026	Common stock 102,600 shares	221,500 yen	1 yen	August 13, 2010 to August 12, 2040
Second series stock acquisition rights	August 16, 2011	2,682	Common stock 268,200 shares	187,200 yen	1 yen	August 16, 2011 to August 15, 2041
Third series stock acquisition rights	August 15, 2012	2,805	Common stock 280,500 shares	204,200 yen	1 yen	August 15, 2012 to August 14, 2042
Fourth series stock acquisition rights	August 14, 2013	1,157	Common stock 115,700 shares	415,900 yen	1 yen	August 14, 2013 to August 13, 2043
Fifth series stock acquisition rights	August 15, 2014	1,219	Common stock 121,900 shares	366,100 yen	1 yen	August 15, 2014 to August 14, 2044
Sixth series stock acquisition rights	August 18, 2015	1,324	Common stock 132,400 shares	490,400 yen	1 yen	August 18, 2015 to August 17, 2045
Seventh series stock acquisition rights	August 15, 2016	2,012	Common stock 201,200 shares	281,100 yen	1 yen	August 15, 2016 to August 14, 2046

(1)	Stock acquisition rights, etc. of the Company held by the Company’s Directors and Executive Officers at the end of the fiscal year

	Number of stock acquisition rights	Type and number of shares subject to stock acquisition rights	Directors and Corporate Executive Officers (excluding Audit Committee Members and Outside Directors)		Directors who are Audit Committee Members (excluding Outside Directors)
			Number of holders	Number of stock acquisition rights	Number of holders	Number of stock acquisition rights

First series stock acquisition rights	8	Common stock 800 shares	1	8	-	-

Second series stock acquisition rights	8	Common stock 800 shares	1	8	-	-

Third series stock acquisition rights	7	Common stock 700 shares	1	7	-	-

Fourth series stock acquisition rights	8	Common stock 800 shares	2	8	-	-

Fifth series stock acquisition rights	12	Common stock 1,200 shares	2	8	1	4

Sixth series stock acquisition rights	57	Common stock 5,700 shares	3	9	1	48

Seventh series stock acquisition rights	33	Common stock 3,300 shares	4	28	1	5

(2)	Stock acquisition rights, etc. of the Company granted to employees, etc. during the fiscal year

Not applicable.

System to Ensure Appropriate Conduct of Operations

The Company resolved at the Board of Directors to adopt systems to ensure appropriate conduct of operations of the Company, and operations of the Company and its subsidiaries (hereinafter, “the Group”) has operated the systems. The outline is as follows:

System for the storage and management of information related to the execution of duties by Corporate Executive Officers

(Detail of the resolution)

The Company shall appropriately store and manage information related to the execution of duties by Corporate Executive Officers in accordance with “Policies for Managing Information” and “Rules for Managing Information.”

(Operational status)

The Company appropriately stored and managed minutes of the Management Committee meetings and approval documents by Corporate Executive Officers as well as information related to the execution of duties by Corporate Executive Officers in accordance with “Policies for Managing Information” and “Rules for Managing Information.”

System for policies concerning the management of risk of loss of the Group and others

(Detail of the resolution)

1.  The Company shall establish “Policies on Comprehensive Risk Management” that sets forth fundamental matters on the risk management of the Group, and the department in charge of risk management shall cooperate with the department in charge of corporate planning to comprehensively and systematically manage each type of risk.

2.  The basic policy on the risk management of the Group shall be determined by the resolution of the Management Committee and approved by the Board of Directors.

3.  The Management Committee, the officer and the department in charge of risk management shall manage risks in accordance with the basic policy on the risk management of the Group approved in the preceding paragraph.

(Operational status)

The Company has established “Policies on Comprehensive Risk Management,” and under these policies, the department in charge of risk management cooperated with the department in charge of corporate planning to comprehensively and systematically manage risks. In addition, in accordance with the “Policy for Risk Management Committee,” the Risk Management Committee was called four times, and the risks considered to have particularly material impact on the Company’s management and improvement in the effectiveness and revision of the risk appetite framework (*) were deliberated. The results were reported to the Board of Directors four times.

System for ensuring the efficient execution of duties by Corporate Executive Officers

(Detail of the resolution)

1.  The Company shall formulate business plans to ensure the efficient execution of duties by Corporate Executive Officers, and Executive Officers shall execute business operations and manage operating results in accordance with the plans.

2.  Each Corporate Executive Officer shall appropriately allocate duties and delegate authority to officers and employees in accordance with “Regulations on Organization,” “Rules for Managing Group Companies” and other internal rules and regulations.

(Operational status)

•  The Board of Directors formulated and resolved the business plan for fiscal 2020.

•  Based on the business plan formulated and resolved by the Board of Directors, Corporate Executive Officers executed their respective duties appropriately, and at the same time, officers and employees to whom authority was delegated in accordance with “Regulations on Organization” and other internal rules and regulations, executed business operations. The status was reported to the Board of Directors four times.

  *   A management framework that clarifies the types and amount of risk a company is willing to assume for growing earnings (risk appetite) and appropriately incorporates the risk appetite in business operations.

System for ensuring that officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation

(Detailof the resolution)

1.  The Company shall develop “Principles of Action on Compliance and Risk” and “Policies on Compliance Management” to ensure that officers and employees of the Group execute their duties in accordance with laws and regulations, and the Articles of Incorporation.

2.  The Company shall formulate an annual plan for compliance with specific measures, including establishing and revising policies, regulations and training programs at the Board of Directors, for the effective functioning of the Group’s compliance system.

3.  The Company shall formulate “Regulations on Assessment of Internal Control Over Financial Reporting” with specific measures to establish and operate internal control over financial reporting, and assess its effectiveness to ensure the appropriateness of accounting treatment and reliability of financial reporting of the Group.

4.  The Company shall establish a whistle blowing system to discover and correct violations of laws and regulations by the Group and officers and employees of the Group at an early stage, and ensure the appropriateness of its operations.

5.  The Company shall establish a system for appropriately managing the Group’s basic policy on dealing with antisocial forces, including, “the Group has nothing whatsoever to do with antisocial forces,” “the Group rejects any unreasonable request or claim from antisocial forces, does not engage in any under-the-table dealings with or finance those entities and, takes appropriate legal responses as necessary,” and “the Group deals with antisocial forces systemically, in association with outside experts.”

6.  The Company shall formulate “Management Policy Concerning Conflicts of Interest” for the Group to prevent and manage conflict of interest with customers within the Group.

7.  The Company shall formulate “SMFG Group Policies for Internal Regulations for Preventing Money Laundering and Terrorist Financing” for the Group to prevent money laundering and terrorist financing, and operate and manage businesses in accordance with the rules.

8.  In order to verify the status of implementation of the matters in the preceding paragraphs, the department in charge of internal audits, which is independent from other departments, shall conduct internal audits and, as a department under the direct supervision of the Audit Committee, report the results to the Audit Committee as well as the Management Committee and other relevant bodies.

(Operational status)

•  The Company formulated a compliance program as a practical implementation plan. Based on the program, the Company made efforts to foster compliance awareness throughout the Group and enhance the system for countermeasures against money laundering and financing to terrorists. The Compliance Committee including outside experts deliberated the program twice and the results were reported to the Board of Directors.

•  In accordance with the rules including “Regulations on Assessment of Internal Control Over Financial Reporting,” the Company assessed its effectiveness, and reported it to the Board of Directors.

•  Based on the whistle blowing system of the SMBC Group, the “SMBC Group Alarm Line” has been established and managed properly as a whistleblowing system for the entire Group.

•  The COI Controlling Office has properly managed conflicts of interest to prevent from unfairly impairing customers’ interests based on the “Management Policy Concerning Conflicts of Interest.” In addition, COI Controlling Office conducts monitoring every six months and reports the results to Group CCO. There were no noteworthy events in the current fiscal year.

•  The department in charge of internal audits conducted internal audits on departments of the Company as well as the Group companies in accordance with the “Group Internal Audit Charter” and the annual audit plan resolved by the Audit Committee and the Board of Directors, and verified the appropriateness and effectiveness of the internal management system. The audit results were reported to the Audit Committee four times, and then reported to the Board of Directors through the Audit Committee in accordance with the “Policy for Audit Committee.”

System for ensuring the appropriateness of business operations of the Group

(Detail of the resolution)

1.  The Company shall establish the Management Committee under the Board of Directors as the highest decision-making body over the Group’s business execution and management. The Management Committee shall deliberate important matters on business execution before they are executed in accordance with the basic policies adopted by the Board of Directors.

2.  The Company shall formulate “Rules for Managing Group Companies” and “Rules for Managing Group Companies Concerning Compliance” to maintain the Group’s integrated compliance system, and ensure the appropriateness of management in accordance with these policies and rules.

3.  The Company shall formulate “Rules on Managing Intra-Group Transactions” to ensure the fairness and appropriateness of transactions, and shall operate and manage businesses based on the rules. Further, transactions that may materially impact the management of the Group shall be approved by the Management Committee and reported to the Audit Committee.

4.  The Company shall define basic matters on managing the Group companies as “Rules for Managing Group Companies” and other internal policies in order to determine the status of the execution of duties of the Group’s Directors and ensure that they execute their duties efficiently. The Company shall manage and operate the Group companies in accordance with these rules and policies.

(Operational status)

•  The Management Committee deliberated important matters on business execution for the whole Group before they were executed in accordance with the basic policies adopted by the Board of Directors.

•  The Company has formulated rules on managing transactions among the Group companies, and operations and management are conducted based on these rules. In addition, transactions that may materially impact on the management of the Group shall be approved by the Management Committee and the Board of Directors. However, there is no transaction applicable for the current fiscal year.

System for employees to assist the Audit Committee, including ensuring their independence from Corporate Executive Officers and the effectiveness of instructions given to them

(Detailof the resolution)

1.  The Company shall establish Audit Committee Office to assist the Audit Committee to execute its duties.

2.  The approval by the Audit Committee shall be required for matters regarding the employees at Audit Committee Office, including performance review and transfers, to ensure their independence from the Corporate Executive Officers.

3.  Employees at Audit Committee Office shall solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee.

4.  The Company may assign Assistant Audit Committee Members to assist the Audit Committee to execute its duties. In this case, the approval by the Audit Committee shall be required for matters regarding Assistant Audit Committee Members, including performance review and transfers.

5.  Assistant Audit Committee Members shall audit the major group companies deemed to require auditing by taking office as Corporate Auditor at such companies or through other means, and assist the Audit Committee to execute its duties.

(Operational status)

•  The Company has established Audit Committee Office to assist the Audit Committee to execute its audit duties. The employees at Audit Committee Office solely assist the Audit Committee in performing its duties, according to instructions from the Audit Committee. Personnel evaluation and transfer of employees were conducted with the consent of the Audit Committee.

•  The Company has assigned Assistant Audit Committee Members to assist the Audit Committee to execute its duties. The Assistant Audit Committee Members audited the major group companies deemed to require auditing by taking office as Corporate Auditor at such companies or through other means, and also assisted the duties of the Audit Committee. Personnel evaluation and transfer of the Assistant Audit Committee Members were conducted with the consent of the Audit Committee.

System for officers and employees of the Group to report to the Audit Committee, and system to ensure that they shall not be treated unfairly for their actions

(Detail of the resolution)

1.  Officers and employees of the Group shall report any discovery of any fact that may materially harm the Group, any wrongdoing, any material violation of laws, regulations, or the Articles of Incorporation (hereinafter referred to as “the whistleblower”) to the Audit Committee. Further, in the case when the Audit Committee requests an explanation about a discovery, the whistleblower shall promptly respond to the Audit Committee’s request.

2.  The whistleblower may report any discovery of the above to the Company internal/external contact office for whistleblowing rather than to the Audit Committee. The Company’s department in charge of compliance shall periodically report to the Audit Committee on the status of reception and handling of whistleblowing allegations. Further, the department shall immediately report any allegation requiring reporting to the Audit Committee based on its impact on management, or when requested to do so by the Audit Committee.

3.  The Group’s whistleblowing guidelines shall have provisions prohibiting the unfair treatment of whistleblowers to ensure that they shall not be treated unfairly because of whistleblowing.

(Operational status)

•  The department in charge of compliance made periodical reports to the Audit Committee on the status of reception and handling of whistleblowing allegations.

•  The Company has stipulated the provision prohibiting the unfair treatment of whistleblowers in the Group’s whistleblowing guideline, and established the system that whistleblowers shall not be treated unfairly because of the use of the whistleblowing system.

System for ensuring effective auditing by the Audit Committee

(Detailof the resolution)

1.  The department in charge of internal audits shall report the results of internal audits to the Audit Committee as a department under the direct supervision of the Audit Committee.

2.  The basic policies and basic plan on internal audits of the Company shall be approved by the Audit Committee and the Board of Directors.

3.  The Audit Committee shall give instructions to the department in charge of internal audits as necessary, and the department in charge of internal audits shall perform internal audits pursuant to such instructions.

4.  The Representative Executive Officers shall endeavor to improve the efficiency of the Audit Committee’s auditing function by ensuring opportunities for the regular exchange of opinions with the Audit Committee and through other measures.

(Operational status)

•  The department in charge of internal audits reported the results of internal audits to the Audit Committee on a regular basis.

•  The basic policies and basic plan on internal audits were approved by the Audit Committee and the Board of Directors.

•  The Audit Committee gave specific instructions to the department in charge of internal audits as necessary.

•  The Representative Executive Officers exchanged opinions with Audit Committee Members four times, and endeavored to improve the efficiency of the Audit Committee’s auditing function.

Bearing of expenses for the execution of duties by Audit Committee Members

(Detail of the resolution)

Every fiscal year, the Company shall set aside a budget to cover necessary expenses for Audit Committee Members to execute their duties based on a budget request from the Audit Committee. If an additional budget is requested by the Audit Committee due to a possible budget overrun, the Company shall set aside additional budget, except when the additional budget is obviously not necessary for Audit Committee Members to execute their duties.

(Operational status) The Company set aside necessary expenses for Audit Committee Members to execute their duties including on-site audits.

Notes to Consolidated Financial Statements

< Significant Accounting Policies for Preparing Consolidated Financial Statements >

The definitions for subsidiaries and affiliate companies are pursuant to Article 2 paragraph 8 of the Banking Act and Article 4-2 of the Order for Enforcement of the Banking Act.

Amounts less than one million yen have been rounded down.

1. Scope of consolidation

(1)	Consolidated subsidiaries 174 companies

Principal companies:

SMBC

SMBC Trust Bank Ltd.

SMBC Nikko Securities Inc.

Sumitomo Mitsui Card Company, Limited

Cedyna Financial Corporation

SMBC Consumer Finance Co., Ltd.

The Japan Research Institute, Limited

Sumitomo Mitsui DS Asset Management Company, Limited

Sumitomo Mitsui Banking Corporation Europe Limited

Sumitomo Mitsui Banking Corporation (China) Limited

PT Bank BTPN Tbk

SMBC Americas Holdings, Inc.

SMBC Guarantee Co., Ltd.

Changes in the consolidated subsidiaries in the fiscal year ended March 31, 2020 are as follows:

TT International Asset Management Ltd and 15 other companies were newly included in the scope of consolidation as a result of acquisition of shares and for other reasons.

SMM Auto Finance Inc. and 14 other companies were excluded from the scope of consolidation, as they ceased to be subsidiaries due to sale of their stock and for other reasons.

(2)	Unconsolidated subsidiaries

Principal company: SBCS Co., Ltd.

Unconsolidated subsidiaries are excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of financial position and results of operations of the Company and its consolidated subsidiaries when excluded from the scope of consolidation.

2. Application of the equity method

(1)	Unconsolidated subsidiaries accounted for by the equity method 5 companies

Principal company: SBCS Co., Ltd.

(2)	Equity method affiliates: 96 companies

Principal companies:

Sumitomo Mitsui Finance and Leasing Company, Limited

Sumitomo Mitsui Auto Service Company, Limited

Changes in the equity method affiliates in the fiscal year ended March 31, 2020 are as follows:

3 companies became equity method affiliates due to new establishment. Daiwa SB Investments Ltd. and 16 other companies were excluded from the scope of equity method affiliates, as they ceased to be affiliates due to merger and for other reasons.

(3)	Affiliates that are not accounted for by the equity method

Principal company: Park Square Capital/SMBC Loan Programme S.à r.l.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Group’s financial position and results of operations when excluded from the scope of equity method.

3. Accounting policies

(1)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses” on the consolidated statement of income.

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities
1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (based on straight-line method) using the moving-average method. Investments in affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks (including foreign stocks) in other securities are carried at their average market prices during the final month of the fiscal year, and bonds and others are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets” except for the amount reflected on the gains or losses by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.
(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation
1)	Tangible fixed assets (excluding assets for rent and lease assets)

Buildings owned by the Company and SMBC, which is a consolidated subsidiary of the Company, are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

Buildings:	7 to 50 years
Others:	2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (5 to 10 years).

3)	Assets for rent

Assets for rent are depreciated using the straight-line method, assuming that lease terms are, in principle, their depreciation period and the salvage is estimated disposal value when the lease period expires.

4)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“Bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“Effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees. For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“Potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated, and SMBC, which is a consolidated subsidiary of the Company, applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is primarily provided by setting the potential losses in the next one year or three years. The potential losses are calculated by determining the loss ratio based on the historical loan-loss ratio in the past one year or three years or actual loan losses on the basis of actual bankruptcies or averages of probability of bankruptcies in a certain period in the past, and by making necessary adjustments including future estimations.

In addition, in light of the latest economic situation and risk factors, for potential losses for specific portfolios that are based on the future prospects with high probability, but cannot be reflected in actual loan losses in the past and in any individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment.

For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 142,834 million yen.

(6)	Reserve for employee bonuses

The reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other corporate executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(9)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(10)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(11)	Reserve for losses on interest repayment

The reserve for losses on interest repayment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(12)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(13)	Employee retirement benefits

In calculating the projected benefit obligation, mainly the benefit formula basis is used to attribute the expected benefit attributable to the respective fiscal year.

Unrecognized prior service cost is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized on a straight-line basis, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC, which is a consolidated subsidiary of the Company, denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rate prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions
1)	Recognition of income on finance leases

Interest income is allocated to each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(16)	Hedge accounting
1)	Hedging against interest rate changes

As for the hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24, February 13, 2002) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for the portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

2)	Hedging against currency fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25, July 29, 2002) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC, which is a consolidated subsidiary of the Company, applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the non-arbitrary and strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for the gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting, fair value hedge accounting or the special treatment for interest rate swaps.

(17)	Amortization of goodwill

Goodwill is amortized using the straight-line method over a period in which its benefit is expected to be realized, not to exceed 20 years. Immaterial goodwill is charged or credited to income directly when incurred.

(18)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

(19)	Adoption of the consolidated corporate-tax system

The Company and certain consolidated domestic subsidiaries apply the consolidated corporate-tax system.

<Additional information>

The estimates of reserve for possible loan losses related to the increasing impact of the spread of the novel coronavirus disease (COVID-19).

The estimates of reserve for possible loan losses related to the increased impact of COVID-19 are reflected in the consolidated financial statements using the following method.

For potential losses related to individual borrowers due to deterioration in business performance and funding, a reserve for possible loan losses is provided by reviewing, as necessary, the borrower’s classification based on the most recent available information.

In addition, for potential losses for specific portfolios that are based on the future prospects with high probability, which cannot be reflected in any of individual borrower’s classification, a reserve is provided in the amount deemed necessary based on an overall assessment in light of impacts such as fluctuations in market indices including crude oil price due to factors such as COVID-19.

Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company and certain consolidated domestic subsidiaries currently adopting the consolidated corporate-tax system applied the accounting treatment based on the provisions of the Income Tax Act before the revision for the fiscal year ended March 31, 2020, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

<Notes to Consolidated Balance Sheet>

1.

Classifications of assets and liabilities in the consolidated balance sheet conform to the provisions of Ordinance for the Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).

2.	Amounts less than one million yen have been rounded down.
3.

As for the unsecured borrowed securities for which some consolidated subsidiaries have the right to sell or pledge and the securities which some consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, 11,030,067 million yen of securities are pledged, 171,224 million yen of securities are lent, and 2,546,017 million yen of securities are held without being disposed as of the consolidated balance sheet date.

4.	Bankrupt loans and non-accrual loans were 13,978 million yen and 378,173 million yen, respectively.

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96, paragraph 1, items 3 and 4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

5.	Past due loans (3 months or more) totaled 14,400 million yen.

“Past due loans (3 months or more)” are loans on which the principal or interest is past due for 3 months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

6.	Restructured loans totaled 221,288 million yen.

“Restructured loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrowers’ recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

7.	The total amount of bankrupt loans, non-accrual loans, past due loans (3 months or more) and restructured loans was 627,840 million yen.

The amounts of loans presented in Notes 4 to 7 above are the amounts before deduction of reserve for possible loan losses.

8.

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. The Company’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions, etc. The total face value was 850,324 million yen.

9.	Assets pledged as collateral were as follows:

Unit: millions of yen
Assets pledged as collateral:
Cash and due from banks	78,112
Trading assets	834,864
Securities	10,502,767
Loans and bills discounted	10,679,243
Liabilities corresponding to assets pledged as collateral:
Deposits	21,908
Payables under repurchase agreements	6,670,132
Payables under securities lending transactions	2,334,251
Borrowed money	10,587,419
Due to trust account	432,135
Acceptances and guarantees	103,886

In addition, cash and due from banks of 12,543 million yen, trading assets of 1,179,599 million yen, securities of 3,570,617 million yen and loans and bills discounted of 10,350 million yen were pledged as collateral for cash settlements, margins of futures markets and certain other purposes.

Other assets include collateral money deposited for financial instruments of 2,240,739 million yen, surety deposits of 87,976 million yen, margins of futures markets of 101,838 million yen and other margins of 46,569 million yen.

10.

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 61,881,806 million yen and the amount of unused commitments whose original contract terms are within 1 year or unconditionally cancelable at any time was 44,330,598 million yen.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after the contracts are made.

11.

SMBC, a consolidated subsidiary of the Company, revaluated its own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the Company’s share of net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Certain equity method affiliates also revaluated its own land for business activities in accordance with the Act. The Company’s share of the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of the revaluation

SMBC:

March 31, 1998 and March 31, 2002

Certain equity method affiliates:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3, paragraph 3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2, item 3, 4 or 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

Certain equity method affiliates:

Fair values were determined based on the values stipulated in Article 2, item 3 and 5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 effective March 31, 1998).

12.	Accumulated depreciation on tangible fixed assets amounted to 783,544 million yen.
13.	Deferred gain on tangible fixed assets deductible for tax purposes amounted to 62,099 million yen.
14.	The balance of subordinated borrowings included in “Borrowed money” was 249,000 million yen.
15.	The balance of subordinated bonds included in “Bonds” was 2,216,743 million yen.
16.	Trust account includes borrowings of 432,135 million yen from trust account in relation to covered bonds issued by trust account.
17.	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2, paragraph 3 of Financial Instruments and Exchange Act) in “Securities” was 1,603,941 million yen.

18.	Stock options
(1)	Amount of stock options to be expensed in the fiscal year

General and administrative expenses     7 million yen

(2)	Amount of profit by non-exercise of stock options in the fiscal year

“Other” in the “Other income”     1,610 million yen

(3)	Outline of stock options and changes

The Company

1) Outline of stock options

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Title and number of grantees	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 69	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 71	Directors of the Company 9 Corporate Auditors of the Company 3 Executive Officers of the Company 3 Directors, Corporate Auditors and Executive Officers of SMBC 67
Number of stock options (Note)	Common shares 102,600	Common shares 268,200	Common shares 280,500	Common shares 115,700
Grant date	August 13, 2010	August 16, 2011	August 15, 2012	August 14, 2013
Condition for vesting	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	From June 29, 2010 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2011	From June 29, 2011 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2012	From June 28, 2012 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2013	From June 27, 2013 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2014
Exercise period	August 13, 2010 to August 12, 2040	August 16, 2011 to August 15, 2041	August 15, 2012 to August 14, 2042	August 14, 2013 to August 13, 2043

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Title and number of grantees	Directors of the Company 10 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 67	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 4 Directors, Corporate Auditors and Executive Officers of SMBC 68	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 5 Directors, Corporate Auditors and Executive Officers of SMBC 73
Number of stock options (Note)	Common shares 121,900	Common shares 132,400	Common shares 201,200
Grant date	August 15, 2014	August 18, 2015	August 15, 2016
Condition for vesting

Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.

Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.

Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.

Requisite service period	From June 27, 2014 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2015	From June 26, 2015 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2016	From June 29, 2016 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2017
Exercise period	August 15, 2014 to August 14, 2044	August 18, 2015 to August 17, 2045	August 15, 2016 to August 14, 2046

(Note)

Number of stock options has been converted and stated as number of shares.

2) Stock options granted and changes Number of stock options (Note)

Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Before vested
Previous fiscal year-end	7,200	13,600	65,400	42,700
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	2,000	7,200	7,100	3,500
Outstanding	5,200	6,400	58,300	39,200
After vested
Previous fiscal year-end	59,700	173,600	161,000	33,300
Vested	2,000	7,200	7,100	3,500
Exercised	17,000	47,800	38,500	9,900
Forfeited	—	—	—	—
Exercisable	44,700	133,000	129,600	26,900

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Before vested
Previous fiscal year-end	59,400	91,200	121,300
Granted	—	—	—
Forfeited	—	—	—
Vested	17,300	13,500	18,500
Outstanding	42,100	77,700	102,800
After vested
Previous fiscal year-end	32,000	14,400	24,600
Vested	17,300	13,500	18,500
Exercised	21,500	14,800	27,400
Forfeited	—	—	—
Exercisable	27,800	13,100	15,700
(Note) Number of stock options has been converted and stated as number of shares.

Price Information
Date of resolution	July 28, 2010	July 29, 2011	July 30, 2012	July 29, 2013
Exercise price (yen)	1	1	1	1
Average exercise price (yen)	3,263	3,452	3,601	3,318
Fair value at the grant date (yen)	2,215	1,872	2,042	4,159

Date of resolution	July 30, 2014	July 31, 2015	July 26, 2016
Exercise price (yen)	1	1	1
Average exercise price (yen)	3,856	4,002	3,739
Fair value at the grant date (yen)	3,661	4,904	2,811

3) Method of estimating number of stock options vested
Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

PT Bank BTPN Tbk, a consolidated subsidiary of the Company

 1) Outline of stock options

Date of resolution	March 26, 2015	March 26, 2015	April 29, 2016
Title and number of grantees	Executives 16 Employees 309	Executives 1 Employees 4	Employees 332
Number of stock options (Note)	Common shares 141,575,000	Common shares 10,500,000	Common shares 56,645,000
Grant date	April 15, 2015	October 10, 2016	September 21, 2016
Condition for vesting	In service at the time of exercise	In service at the time of exercise	In service at the time of exercise
Requisite service period	No provisions	No provisions	No provisions
Exercise period	30 days from May 1, 2017 30 days from November 6, 2017 30 days from May 7, 2018 30 days from November 5, 2018 30 days from May 6, 2019 30 days from December 2, 2019	30 days from May 1, 2017 30 days from November 6, 2017 30 days from May 7, 2018 30 days from November 5, 2018 30 days from May 6, 2019 30 days from December 2, 2019	30 days from May 28, 2018 30 days from December 17, 2018 30 days from May 28, 2019 30 days from December 19, 2019 30 days from June 1, 2020 30 days from December 17, 2020
(Note)	Number of stock options has been converted and stated as number of shares.

 2) Stock options granted and changes

Number of stock options (Note)

Date of resolution	March 26, 2015	March 26, 2015	April 29, 2016
Before vested
Previous fiscal year-end	83,240,000	9,600,000	37,896,500
Granted	—	—	—
Forfeited	83,240,000	9,600,000	37,896,500
Vested	—	—	—
Outstanding	—	—	—
After vested
Previous fiscal year-end	—	—	—
Vested	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Exercisable	—	—	—
(Note)	Number of stock options has been converted and stated as number of shares.

Price Information

Date of resolution	March 26, 2015	March 26, 2015	April 29, 2016
Exercise price (IDR)	4,000.00	4,000.00	2,617.00
Average exercise price (IDR)	—	—	—
Fair value at the grant date (IDR)	1,408.90	1,408.90	712.81

 3) Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

19.	Business combinations

(Business combination through acquisition)

Merger between Sumitomo Mitsui Asset Management Company, Limited and Daiwa SB Investments Ltd.

On April 1, 2019, Sumitomo Mitsui Asset Management Company, Limited (hereinafter, “SMAM”), a consolidated subsidiary of the Company, merged with Daiwa SB Investments Ltd. (hereinafter, “DSBI”), an equity method affiliate of the Company, under a merger agreement concluded between the two companies on September 28, 2018. The trade name of the merged company is Sumitomo Mitsui DS Asset Management Company, Limited.

The outline of the merger is as follows.

(1)	Outline of the business combination

1) Name of the acquired company and its business

Name:	Daiwa SB Investments Ltd.
Business:	Investment management business, investment advisory and agency business

2) Main reasons for the business combination

The asset management business is undergoing global growth, and the investment management capabilities and services desired by clients are progressively becoming more sophisticated. The merger aims to establish an asset management company that combines the strengths and expertise of SMAM and DSBI, and offers the highest quality of investment management performance and services based on its fiduciary duties, in order to address the aforesaid client needs.

3) Date of the business combination

April 1, 2019

4) Legal form of the business combination

The structure of the merger is an absorption-type merger with SMAM as the surviving company and DSBI as the absorbed company.

5) Name of the entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

6) The ratio of acquired voting rights

Ratio of voting rights owned by the Company immediately prior to the business combination: 48.96%

Ratio of voting rights increased on the date of business combination: 1.16%

Ratio of voting rights after the merger: 50.12%

7) Grounds for deciding on the acquirer

The Company owns a majority of voting rights of Sumitomo Mitsui DS Asset Management Company, Limited.

(2)	Period of the acquired company’s financial result included in the consolidated financial statement of income of the Company

From April 1, 2019 to March 31, 2020

(3)	Acquisition cost and consideration of the acquired company

Fair value at the business combination of the common shares of DSBI held by the Company immediately prior to the business combination	40,111 million yen
Consideration (shares of SMAM) for the common shares of DSBI additionally acquired by the Company on the date of business combination	958 million yen
Acquisition cost of the acquired company	41,070 million yen

(4)	Merger ratio by type of shares, its calculation method and number of shares delivered

1) Type of shares and merger ratio

Common stock        SMAM 1: DSBI 4.2156

2) Method for calculating the merger ratio

SMAM and DSBI conducted careful discussion on the merger ratio following a comprehensive consideration of the financial condition, asset condition and future prospects of the two companies based on the analysis by each third party appraiser regarding merger ratio, Ernst & Young Transaction Advisory Services Co., Ltd., appointed by SMAM, and PwC Advisory LLC, appointed by DSBI. As a result, SMAM and DSBI concluded that the merger ratio was appropriate and reached an agreement.

3) Number of shares delivered

Common share of SMAM 16,230,060 stocks

(5)	Major acquisition-related costs

Advisory fees, etc.      9 million yen

(6)	Difference between acquisition cost and total amount of acquisition cost of each transaction

Acquisition cost	41,070 million yen
Sum of acquisition costs of each transaction resulting in the acquisition	19,072 million yen
Difference (gains on step acquisitions)	21,997 million yen

(7)	Amount of goodwill, reason for recognizing goodwill, amortization method and the period

1) Amount of goodwill

17,022 million yen

2) Reason for recognizing goodwill

The Company accounted for the difference between the acquisition cost and fair value of the acquired net assets on the date of the business combination as goodwill.

3) Amortization method and the period

Goodwill is amortized using the straight-line method over 14 years

(8)	Amounts of assets acquired and liabilities assumed on the date of the business combination

1)  Assets

Total assets:	61,319 million yen
Cash and due from banks	22,798 million yen

2)  Liabilities

Total liabilities:	14,178 million yen

(9)	Amounts allocated to intangible fixed assets other than goodwill, breakdown by component and the weighted average amortization period by component

Intangible fixed assets other than goodwill:	19,898 million yen (13 years)
Assets related to customers:	19,898 million yen (13 years)

(10)

Approximate amounts and their calculation method of impact on the consolidated statements of income for the fiscal year ended March 31, 2020, assuming that the business combination had been completed at the beginning of the fiscal year

Not applicable as the date of business combination is the beginning day of the fiscal year ended March 31, 2020 (April 1, 2019).

<Notes to Consolidated Statement of Income>

1.	Classifications of income and expenses in the consolidated statement of income conform to the provisions of Enforcement Ordinance of the Banking Act (Ministry of Finance Ordinance No. 10 of 1982).
2.	Amounts less than one million yen have been rounded down.
3.	“Other” in the “Other income” included gains on sales of stocks and other securities of 154,735 million yen.
4.	“Other” in “Other expenses” included write-off of loans of 105,307 million yen and write-off of stocks and other securities of 45,374 million yen.
5.	“Other extraordinary gains” is gains on step acquisitions.
6.

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Year ended March 31, 2020	Unit: millions of yen

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Branches	21 items	Land and buildings, etc.	2,180 million yen
	Idle assets	87 items		6,221 million yen
Kinki area	Branches	7 items	Land and buildings, etc.	769 million yen
	Idle assets	57 items		1,105 million yen
Other area in Japan	Branches	5 items	Land and buildings, etc.	456 million yen
	Idle assets	20 items		609 million yen
Americas	Lease assets for freight cars		Assets for rent	13,805 million yen
—	—		Goodwill and other intangible fixed assets	39,958 million yen

As for land and buildings, etc., at SMBC, a consolidated subsidiary of the Company, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At the Company and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

For the fiscal year ended March 31, 2020, the carrying amounts of idle assets, etc. are reduced to their recoverable amounts, and the decreased amounts are included in “Extraordinary losses” as “Losses on impairment of fixed assets,” if there are indicators that the invested amounts may not be recoverable.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

Assets for rent are grouped by type of freight cars. For the fiscal year ended March 31, 2020, the carrying amounts of some of the freight cars were reduced to their recoverable amounts, and the decreased amounts were included in “Extraordinary losses” as “Losses on impairment of fixed assets,” as the invested amounts may not be recoverable. The recoverable amount is measured by value in use, which is calculated by discounting future cash flows by 6%.

The unit for goodwill and other intangible fixed assets, a consolidated subsidiary is mainly based on each consolidated subsidiary. For the fiscal year ended March 31, 2020, SMBC Trust Bank Ltd. reviewed its future cash flows in view of the current market environment. As a result, all of the unamortized balance of goodwill and other intangible fixed assets at the end of the fiscal year ended March 31, 2020 were included in “Extraordinary losses” as “Losses on impairment of fixed assets,” as there are indicators that the carrying amounts of the aforementioned assets associated with its PRESTIA business may not be recoverable The recoverable amount is measured by value in use, which is calculated by discounting future cash flows by 6%.

<Notes to Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been rounded down.
2.	Type and number of shares issued and treasury stock

Year ended March 31, 2020				Unit: number of shares
	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end	Remarks
Shares issued
Common stock	1,399,401,420	272,536	26,502,400	1,373,171,556	(Notes 1, 2)
Total	1,399,401,420	272,536	26,502,400	1,373,171,556
Treasury stock
Common stock	3,800,918	26,525,707	26,681,582	3,645,043	(Notes 3, 4)
Total	3,800,918	26,525,707	26,681,582	3,645,043

(Notes)

1.	The increase of 272,536 shares in the total number of shares issued was due to issuance of new stocks as stock-based compensation.
2.	The decrease of 26,502,400 shares in the total number of shares issued was due to cancellation of treasury stock.
3.

The increase of 26,525,707 shares in the number of treasury common stock comprises the increase of 23,307 shares due to purchase of fractional shares, and the increase of 26,502,400 shares due to purchase of treasury stock.

4.

The decrease of 26,681,582 shares in the number of treasury common stock comprises the decrease of 179,182 shares due to sales of fractional shares as well as exercise of stock options, and the decrease of 26,502,400 shares due to cancellation of treasury stock.

3.	Information on stock acquisition rights

March 31, 2020
	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (millions of yen)	Remarks
			Beginning of the fiscal year	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end
The Company	Stock acquisition rights as stock options	—					2,064
Total							2,064

4.	Information on dividends:
(1)	Dividends paid in the fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 27, 2019	Common stock	132,582	95	March 31, 2019	June 28, 2019
Meeting of the Board of Directors held on November 12, 2019	Common stock	123,252	90	September 30, 2019	December 3, 2019

(2)	Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Source of dividends	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders held on June 26, 2020	Common stock	136,952	Retained earnings	100	March 31, 2020	June 29, 2020

<Notes to Financial Instruments>

1.	Status of financial instruments
(1)	Policies on financial instruments

The Group conducts banking and other financial services such as leasing, securities, consumer finance, system development and information processing. Its banking business includes deposit taking, lending, securities trading and investment, remittance and transfer, foreign exchange, bond subscription agent, trust business, and over-the-counter sales of securities investment trusts and insurance products.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”). At SMBC, the Company’s major consolidated subsidiary, derivative transactions for ALM purposes are undertaken by the Treasury Dept. and the International Treasury Dept. of the Treasury Unit, while derivative transactions for trading purposes are undertaken by the Trading Dept. of the Treasury Unit (derivative transactions for both ALM and trading purposes are undertaken by the Asia and Oceania Treasury Dept. in Asia and Oceania region, and are undertaken by the East Asia Treasury Dept. in East Asia region).

(2)	Details of financial instruments and associated risks
1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated borrowings and subordinated bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and hedging method to assess the effectiveness of the hedge are described in <Notes to Significant Accounting Policies for Preparing Consolidated Financial Statements>, 3. Accounting policies, (16) Hedge accounting.

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Regulations on Risk Management.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the characteristics of its particular businesses and in accordance with the basic policy. Furthermore, the Group CRO is established to assess risk management across the Group unitarily and implement appropriate risk management. The Company is sharing information on group-wide risk management and strengthening related systems through the Group CRO Committee, which consists of the Group CRO and risk management representatives from strategically important Group companies.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

a. Credit risk management system

The Group CRO formulates credit risk management policies each year based on the group-wide basic policies for risk management. Meanwhile, the Credit & Investment Planning Dept. is responsible for the comprehensive management of credit risk. This department drafts and administers credit risk regulations, including the Group’s credit policies, and performs credit portfolio management including non-performing loans. The Company has also established the Credit Risk Committee to serve as a body for deliberating on matters related to group-wide credit portfolios.

At SMBC, the Company’s major consolidated subsidiary, the Credit & Investment Planning Dept. of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls SMBC’s total credit risk by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Dept. Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept. works to stabilize SMBC’s overall credit portfolio through selling credit derivatives and loan claims. The credit departments of each business unit conduct credit risk management for loans handled by their units and manage their units’ portfolios. Credit approval authority is generally determined based on the credit amounts and internal grades, and the credit departments focus on analysis and management of customers and transactions with relatively high credit risk. The Credit Administration Dept. is mainly responsible for formulating and implementing measures to reduce the exposure of non-performing loans. Through industrial and sector-specific surveys and studies of individual companies, the Corporate Research Dept. works to form an accurate idea of the circumstances of borrower companies and identify those with potentially troubled credit positions at early stage. Moreover, the Credit Risk Committee, a cross-departmental consultative body, rounds out SMBC’s oversight systems for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of SMBC’s loan operations. In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of the credit risk management system, and reports the results directly to the Management Committee and the Audit Committee.

b. Method of credit risk management

The Company properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

- Appropriate risk-taking within capital

To keep credit risk exposure to a permissible level relative to capital, the Company sets credit risk capital limit for internal control purposes. Under these limits, separate guidelines are issued for each business unit and marketing unit. The Company regularly monitors compliance with these guidelines.

- Controlling concentration of risk

Because concentration of credit risk in an industry or corporate group has the potential to impair the Company’s capital significantly, the Company implements measures to prevent excessive concentration of loan in a single industry and to control large exposure to individual borrowers by setting maximum loan amounts and conducting loan reviews thoroughly. To manage country risk, the Company also has credit limit guidelines based on each country’s creditworthiness.

- Greater understanding of actual corporate conditions and balancing returns and risks

The Company runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead cost) level.

- Reduction and prevention of non-performing loans

For non-performing loans and potential non-performing loans, the Company carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

In regard to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks. Moreover, guidelines have been established based on the characteristics of each type of risk to appropriately manage risks of incurring losses.

In regard to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and properly managed. When the counterparty is a financial institution with which the Company frequently conducts derivative transactions, measures such as a close-out netting provision, which provide offsetting credit exposures between two parties in a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

a. Market and liquidity risk management systems

In accordance with the group-wide basic policies for risk management decided upon by the Management Committee, the Company determines important matters relating to the management of market and liquidity risks, such as basic policies and risk limits, in order to manage these risks. The ALM Committee meets four times a year, in principle, to report on the state of market and liquidity risk management and to discuss ALM operation policies. The Corporate Risk Management Dept., which is independent from the business units that directly handle market transactions, manages market and liquidity risks in an integrated manner. This department not only monitors the current risk situations but also reports regularly to the Audit Committee and the Management Committee. Furthermore, the ALM Committee at SMBC, a consolidated subsidiary of the Company, meets on a monthly basis to examine reports on the state of observance of limits on market and liquidity risks and to discuss ALM operation policies.

In addition, the Internal Audit Dept., which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Audit Committee, the Management Committee and other concerned committees and departments.

b. Market and liquidity risk management methodology

- Market risk management

The Company manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss that may be incurred to a specific financial instrument for a given probability) within the market risk capital limit, which is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

The Company uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR. Regarding banking activities (activities for generating profit through management of interest rates, terms, and other aspects such as loans and bonds in assets, deposits in liabilities) and trading activities (activities for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets), the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 day with a probability of 1% based on 4 years of historical observation. With regard to the holding of shares (such as listed shares) for the purpose of strategic investment, the Company calculates the maximum loss that may occur as a result of market fluctuations in 1 year with a probability of 1% based on 10 years of historical observation.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, the Company manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

- Quantitative information on market risks

As of March 31, 2020, total VaR of SMBC and its major consolidated subsidiaries was 50.5 billion yen for the banking activities, 16.2 billion yen for the trading activities and 942.4 billion yen for the holding of shares (such as listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in assumptions and calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

- Liquidity risk management

The Company manages liquidity risk based on the framework of “setting management levels of risk appetite indicators” and “developing contingency plans.” Risk appetite indicators are quantitative benchmarks that select the types and indicate the levels of risk that the Company is willing to take on or tolerate. As an example, the Company sets a lower limit on the number of days over which cash flows could be maintained in the event of stressed conditions such as deposit outflow, so as to secure funding sources that do not fall below the benchmark to avoid excessive reliance on short term funding. In addition, the Company develops contingency plans consisting of instructions, reporting lines and action plans in case of emergency.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the Company has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, on reasonably calculated prices. These prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2.	Fair Value of Financial Instruments

(1)

“Consolidated balance sheet amount,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2020 are as follows. The amounts shown in the following table do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as other securities, and stocks of subsidiaries and affiliates.

March 31, 2020		Unit: millions of yen
	Consolidated balance sheet amount	Fair value	Net unrealized gains (losses)
1) Cash and due from banks (Note 1)	61,763,910	61,765,323	1,412
2) Call loans and bills bought (Note 1)	894,743	896,463	1,720
3) Receivables under resale agreements	8,753,816	8,753,505	(311)
4) Receivables under securities borrowing transactions (Note 1)	5,005,089	5,005,125	36
5) Monetary claims bought (Note 1)	4,556,779	4,588,270	31,490
6) Trading assets
Securities classified as trading purposes	2,752,881	2,752,881	—
7) Money held in trust	353	353	—
8) Securities
Bonds classified as held-to-maturity	282,379	282,519	140
Other securities	25,484,707	25,484,707	—
9) Loans and bills discounted	82,517,609
Reserve for possible loan losses (Note 1)	(301,752)
	82,215,856	84,118,833	1,902,976
10) Foreign exchanges (Note 1)	2,060,975	2,063,721	2,745
11) Lease receivables and investment assets (Note 1)	219,548	218,858	(690)
Total assets	193,991,042	195,930,563	1,939,520
1) Deposits	127,042,217	127,049,743	7,526
2) Negotiable certificates of deposit	10,180,435	10,187,496	7,060
3) Call money and bills sold	3,740,539	3,740,628	88
4) Payables under repurchase agreements	13,237,913	13,237,913	—
5) Payables under securities lending transactions	2,385,607	2,385,607	—
6) Commercial paper	1,409,249	1,409,249	—
7) Trading liabilities
Trading securities sold for short sales	2,012,475	2,012,475	—
8) Borrowed money	15,210,894	15,254,734	43,839
9) Foreign exchanges	1,461,308	1,461,308	—
10) Short-term bonds	379,000	379,000	—
11) Bonds	9,235,639	9,360,807	125,167
12) Due to trust account	1,811,355	1,824,319	12,964
Total liabilities	188,106,637	188,303,284	196,647
Derivative transactions (Note 2)
Hedge accounting not applied	517,570	517,570	—
Hedge accounting applied	294,816	294,816	—
Total	812,386	812,386	—

(Notes)	1.

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Receivables under securities borrowing transactions,” “Monetary claims bought,” “Foreign exchanges,” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

2.

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis, with a net debt presented in square brackets.

(2)	Fair value calculation methodology for financial instruments

Assets

1)

Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges and 11) Lease receivables and investment assets:

Of these transactions, for dues from banks without maturity and overdrafts with no specified repayment dates, the book values are used as fair value as they are considered to approximate their fair value.

For short-term transactions with remaining maturity not exceeding 6 months, in principle, the book values are used as fair value as they are considered to approximate their fair value.

The fair value of those with a remaining maturity of more than 6 months is, in principle, the present value of future cash flows (calculated by discounting estimated future cash flows, taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an adjustment). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the expected recoverable amount from disposal of collateral or guarantees, or the present value of expected future cash flows. Since the claims’ balance sheet amounts minus the expected amount of loan losses approximate their fair values, such amounts are considered to be their fair values.

5)	Monetary claims bought:

The fair values of monetary claims bought, such as subordinated trust beneficiary interests related to securitized housing loans, are based on the assessed value of underlying housing loans securitized through the trust scheme minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6)	Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the end of the fiscal year.

7)	Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8)	Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during 1 month before the end of the fiscal year. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices as of the end of the fiscal year.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of floating rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private placement bonds, are based on the present value of future cash flows calculated by discounting estimated future cash flows taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an adjustment.

However, the fair values of bonds, such as private placement bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s book value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1)	Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values. The fair values of short-term transactions with remaining maturity not exceeding 6 months are also based on their book values, as their book values are regarded to approximate their market values. The fair values of transactions with a remaining maturity of more than 6 months are, in principle, based on the present value of estimated future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining maturity. The fair values of borrowings from the trust account related to covered bond issued by the trust account are based on the amount calculated in accordance with the price quoted by industry associations, etc.

3)	Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) Commercial paper, 8) Borrowed money, 10) Short-term bond and 11) Bonds:

The fair values of short-term transactions with remaining maturity not exceeding 6 months are based on their book values, as their book values are considered to approximate their fair values. For transactions with a remaining maturity of more than 6 months, fair values are, in principle, based on the present value of estimated future cash flows discounted by using the refinancing rate applicable to the same type of instruments in the market for the remaining maturity. For certain type of instruments, however, fair values are based on either the amount calculated in accordance with the price quoted by industry associations, etc., or the present value of future cash flows calculated by using the rate derived from the published yield data, etc.

7)	Trading liabilities:

The fair values of bonds sold for short sales and other securities for trading purposes are, in principle, based on their market prices as of the end of the fiscal year.

9)	Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their prices calculated based on the present value of the future cash flows, option valuation models, etc. The fair values of commodity derivatives transactions are based on their prices calculated based on the derivative instrument’s components, including price and contract term.

(3)	Consolidated balance sheet amount of financial instruments whose fair values are extremely difficult to determine are as follows.

Unit: millions of yen

Item	As of March 31, 2020
Securities
Unlisted stocks, etc. (Note 1)	174,347
Investments in partnerships, etc. (Note 2)	242,674
Total	417,022

(Notes)	1. They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.

2. They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheets and statements of income.

<Notes to Per Share Data>

Net assets per share:	7,827.50 yen
Earnings per share attributable to owners of parent:	511.87 yen

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies for Non-Consolidated Financial Statements>

1.	Standards for recognition and measurement of securities

As for the measurement of securities, investments in subsidiaries and affiliates are carried at cost using the moving-average method, and other securities, which are extremely difficult to determine fair value, are carried at cost using the moving-average method.

2.	Depreciation
(1)	Tangible fixed assets
Declining balance method (However, buildings are depreciated on the straight-line method.)
(2)	Intangible fixed assets
Capitalized software for internal use owned by the Company is depreciated using the straight-line method over its estimated useful life (basically 5 years).
3.	Accounting method for deferred assets
Bond issuance cost is expensed in full amount at the time of expenditure.
4.	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

5.	Accounting standards for reserves
(1)	Reserve for employee bonuses
Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.
(2)	Reserve for executive bonuses

Reserve for executive bonuses is provided for payment of bonuses to executives (including executive officers, hereinafter the same), in the amount of estimated bonuses, which are attributable to the fiscal year.

6.	Consumption taxes

National and local consumption taxes are accounted for using the tax-excluded method.

7.	Adoption of the consolidated corporate-tax system

The Company applies the consolidated corporate-tax system with the Company as a parent company.

<Additional information>

Transition from the consolidated corporate-tax system to the group tax sharing system

Companies are required to shift from the consolidated corporate-tax system to the group tax sharing system from the fiscal year beginning on or after April 1, 2022, in accordance with the “Act for Partial Amendment of the Income Tax Act, etc.” (Act No. 8, 2020) enacted on March 31, 2020. However, the Company, currently adopting the consolidated corporate-tax system, applied the accounting treatment based on the provisions of the Income Tax Act before the revision for the fiscal year ended March 31, 2020, in accordance with the “Practical Solution on the Treatment of Tax Effect Accounting for the Transition from the Consolidated Taxation System to the Group Tax Sharing System” (ASBJ Practical Issue Task Force No. 39, March 31, 2020).

<Notes to Non-Consolidated Balance Sheet>

1.	Amounts less than one million yen have been rounded down.
2.	Accumulated depreciation on tangible fixed assets: 48 million yen
3.	Subordinated loans
Current portion of long-term loans receivable from subsidiaries and affiliates, and long-term loans receivable from subsidiaries and affiliates are subordinated loans.
4.	Subordinated bonds
Bonds include subordinated bonds of 1,654,822 million yen.
5.	Subordinated borrowings
Long-term borrowings include subordinated borrowings of 41,000 million yen.
6.	Guarantee liabilities

The Company is offering guarantees in the amount of 254,007 million yen to the Deposit Protection Fund of the Association of German Banks, in regard to customer withdrawals of deposits within Germany at SMBC and SMBC Bank EU AG.

7. Short-term monetary claims to affiliates:	550,770 million yen
Long-term monetary claims to affiliates:	7,173,150 million yen
Short-term monetary debts to affiliates:	1,266,968 million yen

<Notes to Non-Consolidated Statement of Income>
1. Amounts less than one million yen have been rounded down.
2. Related party transactions
Operating income:	833,835 million yen
Operating expenses:	12,646 million yen
Transactions other than operating transactions:	6,468 million yen

<Notes to Non-Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been rounded down.
2.	Type and number of treasury stock:

Year ended March 31, 2020				Unit: number of shares
	As of beginning of the fiscal year	Increased in the fiscal year	Decreased in the fiscal year	As of the fiscal year-end	Remarks
Treasury stock
Common stock	3,800,918	26,525,707	26,681,582	3,645,043	(Notes 1, 2)
Total	3,800,918	26,525,707	26,681,582	3,645,043

(Notes)

1.

The increase of 26,525,707 shares in the number of treasury common stock comprises the increase of 23,307 shares due to purchase of fractional shares, and the increase of 26,502,400 shares due to purchase of treasury stock.

2.

The decrease of 26,681,582 shares in the number of treasury common stock comprises the decrease of 179,182 shares due to sales of fractional shares as well as exercise of stock options, and the decrease of 26,502,400 shares due to cancellation of treasury stock.

<Notes to Tax Effect Accounting>

Breakdown of major factors leading to the occurrence of deferred tax assets and deferred tax liabilities

Millions of yen
Deferred tax assets
Shares of subsidiaries	928,980
Others	16,507
Subtotal deferred tax assets	945,488
Valuation allowance	(944,428)
Total deferred tax assets	1,059

Deferred tax liabilities
Others	(583)
Total deferred tax liabilities	(583)
Net amount of deferred tax assets	476

<Notes to Per Share Information>

Net assets per share:	4,354.94 yen
Earnings per share:	462.60 yen